UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Group Holdings Limited Reports Record Second-Quarter 2012 Results and Increases Quarterly Dividend,” dated August 7, 2012.

Exhibit

1.	Press Release dated August 7, 2012

Exhibit 1

Textainer Group Holdings Limited Reports Second-Quarter 2012 Results and Increases Quarterly Dividend

HAMILTON, Bermuda, August 7, 2012 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH), the world’s largest lessor of intermodal containers based on fleet size, today reported results for the second quarter ended June 30, 2012.

Highlights:

•	Total revenues increased 13.5%, to $120.0 million, from the prior year quarter;

•

Net income attributable to Textainer Group Holdings Limited (“Textainer”, or “the Company”) common shareholders was $45.8 million, or $0.91 per diluted common share. Net income excluding gain on sale of containers to noncontrolling interest(1) for the second quarter of 2011 was $36.9 million;

•	Adjusted net income(1) increased 10.5% to $44.7 million, or $0.89 per diluted common share, from the prior year quarter;

•	Utilization continued at very high levels, averaging 97.5% during the second quarter and ending the quarter at 98.1%;

•

The strong pace of expansion continued, as Textainer invested more than $760 million in new and used containers, as well as purchases from our managed fleet through August 2012. Approximately 25% of the Company’s new container investments were in refrigerated containers, as Textainer continues to expand market share in the refrigerated container sector;

•

Annualized 2012 return on equity of 26%, continuing Textainer’s performance whereby the Company has delivered an average annual return on equity of 23% since its October 2007 initial public offering; and

•

Textainer paid a $0.40 per share dividend in the second quarter and declared a $0.42 per share dividend in the third quarter of 2012, an increase of 5.0% from the first quarter and the Company’s tenth consecutive quarterly increase.

“Our second quarter results marked a solid finish to the first half of 2012 for Textainer,” commented Philip K. Brewer, President and Chief Executive Officer of Textainer. “We saw double digit top line and bottom line growth during the second quarter and first half of 2012, as we benefited from our opportunistic investment in new containers late last year and early this year. We have also benefited from an increase in utilization of more than 1 percentage point since the start of the second quarter.”

“Many of our customers are shifting to leasing in lieu of buying containers. We are benefitting from the strong demand created by this very positive secular trend in the industry. We have invested more than $760 million in new and used dry-freight and refrigerated containers, as well as purchases from our managed fleet. As a result, we have gained market share in both dry-freight and refrigerated containers. Our fleet now stands at more than 2.6 million TEU marking our continued leadership position in the industry.”

Key Financial Information (in thousands except for per share and TEU amounts):

	Q2 QTD			Q2 YTD
	2012	2011	% Change	2012	2011	% Change
Total revenues	$119,990	$105,736	13.5%	$237,505	$196,938	20.6%
Net income attributable to Textainer Group Holdings Limited common shareholders	$45,809	$51,697	(11.4%)	$95,719	$88,887	7.7%
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.91	$1.03	(11.7%)	$1.90	$1.78	6.7%
Adjusted net income(1)	$44,674	$40,427	10.5%	$93,516	$75,875	23.3%
Adjusted net income per diluted common share(1)	$0.89	$0.81	9.9%	$1.85	$1.52	21.7%
Adjusted EBITDA(1)	$92,698	$86,545	7.1%	$183,052	$156,387	17.1%
Average fleet utilization	97.5%	98.7%	(1.2%)	97.2%	98.4%	(1.2%)
Total fleet size at end of period (TEU)	2,615,282	2,441,561	7.1%
Owned percentage of total fleet at end of period	60.4%	57.3%	5.4%

“Net income excluding gain on sale of containers to noncontrolling interest”, “adjusted net income” and “adjusted EBITDA” are Non-GAAP Measures that are reconciled to GAAP measures in footnote 1. “Net income excluding gain on sale of containers to noncontrolling interest (“NCI”)” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before gain on sale of containers to NCI and related impact on net (loss) income attributable to the NCI. “Adjusted net income” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps and caps, net, gain on sale of containers to NCI and related impact of reconciling item on net (loss) income attributable to the NCI. “Adjusted EBITDA” is defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses (gains) on interest rate swaps and caps, net, income tax expense, net income attributable to the NCI, depreciation and amortization expense, gain on sale of containers to NCI and related impact of reconciling items on net (loss) income attributable to the NCI. Footnote 1 provides certain qualifications and limitations on the use of Non-GAAP Measures.

Textainer’s adjusted net income benefited from an increase in the size of the owned container fleet in the second quarter of 2012, compared to the year ago quarter, partially offset by an increase in interest expense due to an increase in debt required to fund the expansion of our owned fleet.

During the quarter, one of Textainer’s subsidiaries issued $400 million of container-backed notes (the “Notes”). The Notes are fully amortizing notes payable on a straight-line basis over a scheduled payment term of ten years, with a maximum payment term of fifteen years. The Notes have a fixed interest rate, payable monthly, of 4.21% per annum.

The Company also restructured its securitization facility, increasing the size from $850 million to $1.2 billion and adding four new participant banks. The interest rate on the new facility is 2.625% over one-month LIBOR during the initial two-year revolving period.

Textainer ended the quarter with a debt-to-equity ratio of 2.3:1. The additional liquidity created by the recent financings puts the Company in a strong position to continue purchasing both new and used containers to meet the needs of shipping lines and their increased preference to lease containers.

In the second quarter of last year, net income included a gain on sale of containers to NCI of $14.8 million net of the related impact on NCI as a result of restructuring Textainer’s primary asset-owning subsidiary, Textainer Marine Containers Limited (“TMCL”) and eliminating a minority partner. As a result of the restructuring, the Company’s wholly-owned subsidiary, Textainer Limited, now owns 100% of TMCL. The non-cash gain was the result of recognizing the fair value of containers and direct financing and sales-type leases in excess of their book value exchanged for TMCL’s common shares at the time of the transaction and is excluded from the adjusted net income and adjusted EBITDA amounts.

Outlook

The run rate of our capital expenditures for new dry-freight and refrigerated containers already exceeds the record levels of 2011. In-fleet container utilization continues to remain at or near historic highs. Textainer is seeing an increase in purchase leaseback transactions and opportunities to purchase some of the Company’s managed fleet. Additionally, industry data suggests that worldwide container production in 2012 will be approximately 2.3 million TEU, a 15% decline from 2011 production of approximately 2.7 million TEU. The Company expects declining production, coupled with increasing industry container disposals and limited new shipping line investment, will support continued high fleet utilization.

“In spite of slowing economic growth rates and their impact on trade, we remain focused on organic growth. We believe the increasing owned percentage of our fleet, high percentage of long-term leases and high utilization rates will provide sustained performance,” commented Mr. Brewer. “Today, 80% of our fleet is committed to long-term operating, financing and sales-type leases, compared to 78% a year ago, further reducing the volatility of our utilization.”

“We are pleased to see more purchase leaseback and trading opportunities which increase container trading profits and signal the possibility of increased replacement demand for new containers.”

Dividend

On August 3, 2012, Textainer’s board of directors approved and declared a quarterly cash dividend of $0.42 per share on Textainer’s issued and outstanding common shares, payable on August 28, 2012 to shareholders of record as of August 17, 2012. This dividend is an increase of $0.02 per share from the prior quarter. The current dividend represents 47% of adjusted net income(1).

“In addition to driving value with our consistent performance, we are focused on total shareholder return,” added Mr. Brewer. “This quarter we increased our dividend by 5% which is our tenth consecutive quarterly increase and represents a 47% payout.”

Investors’ Webcast

Textainer will hold a conference call and a Webcast at 11:00 am EDT on Tuesday, August 7, 2012 to discuss Textainer’s 2012 second-quarter results. An archive of the Webcast will be available one hour after the live call through August 7, 2013. For callers in the U.S. the dial-in number for the conference call is (877) 303-9078; for callers outside the U.S. the dial-in number for the conference call is (970) 315-0455. To access the live Webcast or archive, please visit Textainer’s website at http://www.textainer.com.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) is the world’s largest lessor of intermodal containers based on fleet size. The Company began operations in 1979 and as of the most recent quarter end had more than 1.7 million containers, representing more than 2.6 million TEU, in its owned and managed fleet. Textainer leases dry freight, refrigerated, and specialized containers. Each year the Company is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,000 customers worldwide and provides services worldwide via a network of regional and area offices, as well as independent depots.

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) Textainer’s belief that the additional liquidity created by its recent financings puts it in a strong position to continue purchasing both new and used containers to meet the needs of shipping lines and their increased preference to lease containers; (ii) Textainer’s belief that industry data suggests that worldwide container production in 2012 will be approximately 2.3 million TEU, a 15% decline from 2011 production of approximately 2.7 million TEU; (iii) Textainer’s expectation that declining production, coupled with increasing industry container disposals and limited new shipping line investment, will support continued high fleet utilization; (iv) Textainer’s belief that its increasing owned percentage of its fleet, high percentage of long-term leases and high utilization rates will provide sustained performance; (v) Textainer’s belief that having 80% of its fleet committed to long-term operating and direct financing and sales-type leases, compared to 78% a year ago, reduces the volatility of its utilization; and (vi) Textainer’s belief that more purchase leaseback and trading opportunities will increase trading container profits and signal the possibility of more replacement demand for new containers. Readers are cautioned that these forward-looking statements involve risks and uncertainties, are only predictions and may differ materially from actual future events or results. These risks and uncertainties include, without limitation, the following items that could materially and negatively impact our business, results of operations, cash flows, financial condition and future prospects: any deceleration or reversal of the current domestic and global economic recoveries; lease rates may decrease and lessees may default, which could decrease revenue and increasing storage, repositioning, collection and recovery expenses; we own a large and growing number of containers in our fleet and are subject to significant ownership risk; further consolidation of container manufacturers or the disruption of manufacturing for the major manufacturers could result in higher new container prices and/or decreased supply of new containers and any increase in the cost or reduction in the supply of new containers; the demand for leased containers depends on many political and economic factors beyond Textainer’s control; the demand for leased containers is partially tied to international trade and if this demand were to decrease due to increased barriers to trade, or for any other reason, it could reduce demand for intermodal container leasing; as we increase the number of containers in our owned fleet, we will have significant capital at risk and may need to incur more debt, which could result in financial instability; Textainer faces extensive competition in the container leasing industry; the international nature of the container shipping industry exposes Textainer to numerous risks; gains and losses associated with the disposition of used equipment may fluctuate; our indebtedness reduces our financial flexibility and could impede our ability to operate; and other risks and uncertainties, including those set forth in Textainer’s filings with the Securities and Exchange Commission. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information— Risk Factors” in Textainer’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on June 27, 2012.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Textainer Group Holdings Limited

Mr. Tom Gallo, 415-658-8227

Investor Relations Director

ir@textainer.com

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Comprehensive Income

Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

	Three Months Ended June 30,				Six Months Ended June 30,
	2012		2011		2012		2011
Revenues:
Lease rental income		$91,791		$83,049		$179,679		$155,480
Management fees		7,293		7,615		14,094		15,299
Trading container sales proceeds		12,744		5,655		24,281		10,420
Gains on sale of containers, net		8,162		9,417		19,451		15,811

Total revenues		119,990		105,736		237,505		196,938

Operating expenses:
Direct container expense		6,104		4,315		12,164		8,273
Cost of trading containers sold		11,130		5,024		21,132		9,190
Depreciation expense		22,801		24,001		44,381		42,867
Amortization expense		1,299		1,574		2,605		3,332
General and administrative expense		5,822		6,043		11,545		12,241
Short-term incentive compensation expense		1,322		1,494		2,314		2,453
Long-term incentive compensation expense		1,524		1,372		3,678		3,108
Bad debt expense, net		743		408		2,461		544
Gain on sale of containers to noncontrolling interest		—		(19,773)		—		(19,773)

Total operating expenses		50,745		24,458		100,280		62,235

Income from operations		69,245		81,278		137,225		134,703

Other income (expense):
Interest expense		(18,531)		(9,011)		(33,250)		(16,534)
Interest income		35		7		63		14
Realized losses on interest rate swaps and caps, net		(2,529)		(2,765)		(5,079)		(5,407)
Unrealized gains (losses) on interest rate swaps and caps, net		1,025		(4,453)		2,073		(2,242)
Other, net		(1)		(79)		(2)		(130)

Net other expense		(20,001)		(16,301)		(36,195)		(24,299)

Income before income tax and noncontrolling interest		49,244		64,977		101,030		110,404
Income tax expense		(4,122)		(3,766)		(6,445)		(6,380)

Net income		45,122		61,211		94,585		104,024
Less: Net loss (income) attributable to the noncontrolling interest	687		(9,514)		1,134		(15,137)

Net income attributable to Textainer Group Holdings Limited common shareholders	$45,809		$51,697		$95,719		$88,887

Net income attributable to Textainer Group Holdings Limited common shareholders per share:
Basic	$0.92		$1.06		$1.93		$1.82
Diluted	$0.91		$1.03		$1.90		$1.78
Weighted average shares outstanding (in thousands):
Basic	49,543		48,899		49,484		48,780
Diluted	50,358		49,975		50,442		49,855
Other comprehensive income:
Foreign currency translation adjustments		(72)		38		5		120

Comprehensive income		45,050		61,249		94,590		104,144
Less: Comprehensive loss (income) attributable to the noncontrolling interest		687		(9,514)		1,134		(15,137)

Comprehensive income attributable to Textainer Group Holdings Limited common shareholders		$45,737		$51,735		$95,724		$89,007

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

June 30, 2012 and December 31, 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	2012	2011
Assets
Current assets:
Cash and cash equivalents	$82,152	$74,816
Accounts receivable, net of allowance for doubtful accounts of $8,751 and $7,840 in 2012 and 2011, respectively	88,689	86,428
Net investment in direct financing and sales-type leases	30,472	25,075
Trading containers	15,081	12,970
Containers held for sale	9,250	7,832
Prepaid expenses	17,945	10,243
Deferred taxes	2,441	2,443
Due from affiliates, net	14	—

Total current assets	246,044	219,807
Restricted cash	46,628	45,858
Containers, net of accumulated depreciation of $407,021 and $377,731 at 2012 and 2011, respectively	2,313,057	1,903,855
Net investment in direct financing and sales-type leases	106,888	85,121
Fixed assets, net of accumulated depreciation of $8,805 and $9,027 at 2012 and 2011, respectively	1,680	1,717
Intangible assets, net of accumulated amortization of $33,549 and $33,340 at 2012 and 2011, respectively	43,845	46,675
Other assets	15,912	7,171

Total assets	$2,774,054	$2,310,204

Liabilities and Equity
Current liabilities:
Accounts payable	$3,116	$2,616
Accrued expenses	12,033	18,491
Container contracts payable	232,221	25,510
Deferred revenue	2,558	6,245
Due to owners, net	14,195	15,812
Revolving credit facilities	123,500	—
Secured debt facility	—	41,035
Bonds payable	131,500	91,500

Total current liabilities	519,123	201,209
Revolving credit facilities	36,084	133,047
Secured debt facilities	642,000	779,383
Bonds payable	772,041	464,226
Deferred revenue	73	1,136
Interest rate swaps and caps	14,037	16,110
Income tax payable	27,363	22,729
Deferred taxes	6,672	7,438

Total liabilities	2,017,393	1,625,278

Equity:
Textainer Group Holdings Limited shareholders’ equity:
Common shares, $0.01 par value. Authorized 140,000,000 shares; issued and outstanding 49,567,852 and 48,951,114 at 2012 and 2011, respectively	496	490
Additional paid-in capital	165,114	154,460
Accumulated other comprehensive loss	(23)	(28)
Retained earnings	586,521	528,906

Total Textainer Group Holdings Limited shareholders’ equity	752,108	683,828
Noncontrolling interest	4,553	1,098

Total equity	756,661	684,926

Total liabilities and equity	$2,774,054	$2,310,204

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

Six Months Ended June 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands)

	Six Months Ended June 30,
	2012	2011
Cash flows from operating activities:
Net income	$94,585	$104,024

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	44,381	42,867
Bad debt expense, net	2,461	544
Unrealized (gains) losses on interest rate swaps and caps, net	(2,073)	2,242
Amortization of debt issuance costs	6,370	3,679
Amortization of intangible assets	2,605	3,332
Amortization of acquired below-market leases	(33)	(294)
Amortization of deferred revenue	(4,532)	(3,907)
Amortization of unearned income on direct financing and sales-type leases	(5,407)	(4,551)
Gains on sale of containers, net	(19,451)	(15,811)
Gain on sale of containers to noncontrolling interest	—	(19,773)
Share-based compensation expense	4,190	3,261
Changes in operating assets and liabilities	(14,571)	(19,619)

Total adjustments	13,940	(8,030)

Net cash provided by operating activities	108,525	95,994

Cash flows from investing activities:
Purchase of containers and fixed assets	(316,021)	(527,085)
Payment for Textainer Marine Containers Ltd. capital restructuring, net of cash acquired	—	(3,786)
Proceeds from sale of containers and fixed assets	47,563	35,410
Receipt of principal payments on direct financing and sales-type leases	18,157	14,973

Net cash used in investing activities	(250,301)	(480,488)

Cash flows from financing activities:
Proceeds from revolving credit facilities	150,530	137,000
Principal payments on revolving credit facilities	(123,993)	(40,000)
Proceeds from secured debt facilities	654,000	336,000
Principal payments on secured debt facilities	(832,697)	(353,803)
Proceeds from bonds payable	400,000	400,000
Principal payments on bonds payable	(52,418)	(25,750)
Increase in restricted cash	(770)	(20,907)
Debt issuance costs	(18,500)	(7,472)
Issuance of common shares upon exercise of share options	3,763	5,626
Excess tax benefit from share-based compensation awards	2,707	3,034
Capital contributions from noncontrolling interest	4,589	—
Dividends paid	(38,104)	(29,273)

Net cash provided by financing activities	149,107	404,455

Effect of exchange rate changes	5	120

Net increase in cash and cash equivalents	7,336	20,081
Cash and cash equivalents, beginning of the year	74,816	57,081

Cash and cash equivalents, end of period	$82,152	$77,162

TEXTAINER GROUP HOLDINGS LIMITED AND SUBSIDIARIES

Reconciliation of GAAP financial measures to non-GAAP financial measures

Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

(All currency expressed in United States dollars in thousands, except per share amounts)

(1)	The following is a reconciliation of certain GAAP measures to non-GAAP financial measures (such items listed in (a) to (d) below and defined as “Non-GAAP Measures”) for the three and six months ended June 30, 2012 and 2011, including:

(a)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted EBITDA (Adjusted EBITDA defined as net income attributable to Textainer Group Holdings Limited common shareholders before interest income and interest expense, realized and unrealized losses on interest rate swaps and caps, net, income tax expense, net (loss) income attributable to the noncontrolling interest (“NCI”), depreciation and amortization expense, gain on sale of containers to NCI and the related impact of reconciling items on net (loss) income attributable to the NCI);

(b)	net cash provided by operating activities to Adjusted EBITDA;

(c)	net income attributable to Textainer Group Holdings Limited common shareholders to net income excluding gain on sale of containers to NCI (defined as net income attributable to Textainer Group Holdings Limited common shareholders before gain on sale of containers to NCI and the related impact on net (loss) income attributable to the NCI);

(d)	net income attributable to Textainer Group Holdings Limited common shareholders to adjusted net income (defined as net income attributable to Textainer Group Holdings Limited common shareholders before unrealized (gains) losses on interest rate swaps and caps, net, gain on sale of containers to NCI and the related impact of reconciling items on net (loss) income attributable to the NCI); and

(e)	net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share to adjusted net income per diluted common share (defined as net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share before unrealized (gains) losses on interest rate swaps and caps, net, gain on sale of containers to NCI and the related impact of reconciling items on net (loss) income attributable to the NCI).

Non-GAAP Measures are not financial measures calculated in accordance with U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to cash flows from operating activities as a measure of our liquidity. Non-GAAP Measures are presented solely as supplemental disclosures. Management believes that adjusted EBITDA may be a useful performance measure that is widely used within our industry and adjusted net income may be a useful performance measure because Textainer intends to hold its interest rate swaps until maturity and over the life of an interest rate swap or cap held to maturity the unrealized (gains) losses will net to zero. Adjusted EBITDA is not calculated in the same manner by all companies and, accordingly, may not be an appropriate measure for comparison.

Management also believes that net income excluding gain on sale of containers to noncontrolling interest, adjusted net income and adjusted net income per diluted common share are useful in evaluating our operating performance because unrealized (gains) losses on interest rate swaps and caps, net and gain on sale of containers to NCI are both noncash items and unrealized (gains) losses on interest rate swaps is a non-operating item. We believe Non-GAAP Measures provide useful information on our earnings from ongoing operations. We believe that adjusted EBITDA provides useful information on our ability to service our long-term debt and other fixed obligations and on our ability to fund our expected growth with internally generated funds. Non-GAAP Measures have limitations as analytical tools, and you should not consider either of them in isolation, or as a substitute for analysis of our operating results or cash flows as reported under GAAP. Some of these limitations are:

•	They do not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	They do not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;

•

Although depreciation is a noncash charge, the assets being depreciated may be replaced in the future, and neither Adjusted EBITDA, adjusted net income or adjusted net income per diluted common share reflects any cash requirements for such replacements;

•	They are not adjusted for all noncash income or expense items that are reflected in our statements of cash flows; and

•	Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of adjusted EBITDA:
Net income attributable to Textainer Group Holdings Limited common shareholders	$45,809	$51,697	$95,719	$88,887
Adjustments:
Interest income	(35)	(7)	(63)	(14)
Interest expense	18,531	9,011	33,250	16,534
Realized losses on interest rate swaps and caps, net	2,529	2,765	5,079	5,407
Unrealized (gains) losses on interest rate swaps and caps, net	(1,025)	4,453	(2,073)	2,242
Income tax expense	4,122	3,766	6,445	6,380
Net (loss) income attributable to the noncontrolling interest	(687)	9,514	(1,134)	15,137
Depreciation expense	22,801	24,001	44,381	42,867
Amortization expense	1,299	1,574	2,605	3,332
Gain on sale of containers to noncontrolling interest	—	(19,773)	—	(19,773)
Impact of reconciling items on net (loss) income attributable to the noncontrolling interest	(646)	(456)	(1,157)	(4,612)

Adjusted EBITDA	$92,698	$86,545	$183,052	$156,387

Net cash provided by operating activities			$108,525	$95,994
Adjustments:
Bad debt expense, net			(2,461)	(544)
Amortization of debt issuance costs			(6,370)	(3,679)
Amortization of acquired net below market leases			33	294
Amortization of deferred revenue			4,532	3,907
Amortization of unearned income on direct financing and sales-type leases			5,407	4,551
Gains on sale of containers, net			19,451	15,811
Share-based compensation expense			(4,190)	(3,261)
Interest income			(63)	(14)
Interest expense			33,250	16,534
Realized losses on interest rate swaps and caps, net			5,079	5,407
Income tax expense			6,445	6,380
Changes in operating assets and liabilities			14,571	19,619
Impact of reconciling items on net (loss) income attributable to the noncontrolling interest			(1,157)	(4,612)

Adjusted EBITDA			$183,052	$156,387

	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
	(Dollars in thousands)		(Dollars in thousands)
	(Unaudited)		(Unaudited)
Reconciliation of net income excluding gain on sale of containers to noncontrolling interest:
Net income attributable to Textainer Group Holdings Limited common shareholders	$45,809	$51,697	$95,719	$88,887
Adjustments:
Gain on sale of containers to noncontrolling interest	—	(19,773)	—	(19,773)
Impact of reconciling item on net (loss) income attributable to noncontrolling interest	—	4,943	—	4,943

Net income excluding gain on sale of containers to noncontrolling interest	$45,809	$36,867	$95,719	$74,057

Reconciliation of adjusted net income:
Net income attributable to Textainer Group Holdings Limited common shareholders	$45,809	$51,697	$95,719	$88,887
Adjustments:
Unrealized (gains) losses on interest rate swaps and caps, net	(1,025)	4,453	(2,073)	2,242
Gain on sale of containers to noncontrolling interest	—	(19,773)	—	(19,773)
Impact of reconciling items on net (loss) income attributable to noncontrolling interest	(110)	4,050	(130)	4,519

Adjusted net income	$44,674	$40,427	$93,516	$75,875

Reconciliation of adjusted net income per diluted common share:
Net income attributable to Textainer Group Holdings Limited common shareholders per diluted common share	$0.91	$1.03	$1.90	$1.78
Adjustments:
Unrealized (gains) losses on interest rate swaps and caps, net	(0.02)	0.09	(0.05)	0.04
Gain on sale of containers to noncontrolling interest	—	(0.40)	—	(0.40)
Impact of reconciling items on net (loss) income attributable to noncontrolling interest	—	0.09	—	0.10

Adjusted net income per diluted common share	$0.89	$0.81	$1.85	$1.52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer